July 30, 2014
Via EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ingersoll-Rand Public Limited Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-34400
Dear Mr. Cascio:

This is in response to a letter dated July 17, 2014 from the Staff of the Securities and Exchange Commission (the "Staff") to Susan K. Carter, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Public Limited Company (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the "Form 10-K").

For your convenience, we have set forth the Staff’s comments below followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page F-8

1.
Please describe to us the principal components of the operating activities adjustment “other items” amounting to $194 million in 2013 and $123 million in 2012. Clarify why you believe it is appropriate to combine the components for financial statement presentation purposes.

Response:

The "Other Items" adjustment within Operating activities is comprised of numerous cash flow components that individually do not rise to a level of significance requiring separate line item presentation. As it relates to 2013 and 2012, the principal components of the "Other Items" adjustment primarily relate to the Company's benefit plans and derivative programs. To determine the significance of individual cash flow components, the Company applies a policy to separately present components with ac

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
E.E. HAGENLOCKER (U.S.A.), C.J. HORNER (U.S.A.), M.W. LAMACH (U.S.A.),
T.E. MARTIN (U.S.A.), J. P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

tivity in an individual year rising to a level in excess of 10% of the three-year average of Net cash provided by operating activities. The Company believes this policy is analogous to, and consistent with, Rule 10-01(a)(4) of Regulation S-X, which outlines a 10% threshold for separately presenting individual investing and financing activities. Each of the individual components within the "Other Items" adjustment for 2013 and 2012 do not exceed 10% of that three-year average.

Notes 16 - Income Taxes, page F-37

2.
To help us better understand the context of your disclosure about the on-going IRS audits, please describe to us the nature and origin of the intercompany debt incurred in connection with the reincorporation to Bermuda. Further, while we see your assertion in MD&A that you believe you have adequate domestic and foreign liquidity, please tell us whether these or similar intercompany debt instruments are material to your assertions about liquidity, including your consideration of whether the nature and extent of reliance on these sources of liquidity and the related uncertainty arising from the IRS audits should be described in your MD&A analysis of liquidity and capital resources.

Response:

At the end of December 2001, Ingersoll Rand underwent a restructuring which included an introduction of a new parent company incorporated in Bermuda. In connection with this restructuring Ingersoll Rand Company, the former parent company, issued a $3.67B ten-year note with an interest rate of 11% to a related company. This note was retired at the end of 2011.

We go through the process of assessing our liquidity on a quarterly, or as needed, basis. We have determined the existence of this or similar intercompany debt instruments is not material to our liquidity conclusions and disclosures. As part of our process, we have considered the nature and extent of reliance on liquidity through these and similar intercompany debt instruments and the related uncertainty arising from the IRS audits. We continue to expect existing cash and cash equivalents, the cash generated by our operations, our committed credit lines as well our expected ability to access the capital and debt markets to be sufficient to fund our operating and capital needs. Should facts and circumstances affecting our liquidity change, we will update our disclosures accordingly.

Notes 19 - Business Segment Information, page F-46

3.
We note from your earnings releases, earnings calls and investor presentations that you describe principal product lines of your segments. For instance, we note a Form 8-K dated November 12, 2013 where investor presentation materials indicate that the Climate segment has three lines of business, including residential HVAC, commercial HVAC and transport refrigeration, and that the Industrial segment has five lines of business, including compressed air systems, power tools, fluid management, materials handling and club car. Accordingly, please tell us how the notes to your financial statements consider the product line disclosure guidance from ASC 280-10-50-40.

Response:

In response to the Staff's comment, we will include product line disclosure in our 2014 Form 10-K in the following form, updated as appropriate:

Net revenues by major product/solution for the years ended December 31 were as follows:

In Millions	2013	2012
Commercial HVAC	$5,789	$5,609
Transport	1,895	1,792
Compressed Air Systems & Services	1,762	1,783
Residential HVAC	1,730	1,642
All Other	1,175	1,163
Total	$12,351	$11,988

* * * * *

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4170.

Sincerely,

/s/ Susan K. Carter

Susan K. Carter
Senior Vice President and Chief Financial Officer

cc:    Securities and Exchange Commission
Andri Boerman
Gary Todd

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